Exhibit 99.1

Sandspring Appoints New Directors
and Grants Stock Options

September 29, 2011 -- Sandspring Resources Ltd. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce the addition of two new members to its Board of Directors: Mr. George Bee and Mr. Suresh Beharry.

Mr. Bee has an extensive career operating and developing world-class gold mining projects, most recently in Latin America. He currently serves as President, CEO and Director of Andina Minerals Inc. and serves on the Board of Directors of Peregrine Metals, which is in the final stages of being acquired by Stillwater Mining Company.  Previously, he was Chief Operating Officer at Aurelian Resources, Inc. where he was primarily responsible for the development of the Fruta del Norte Project in Ecuador.  Prior to that Mr. Bee was Director, Technical Projects for Barrick Gold Corporation.  During his 16-year career at Barrick he was responsible for a number of operating and development projects.  In 1998, he worked as Operations Manager to bring together the operating team and work to finalize the construction and commence operations at the Pierina gold mine in Peru culminating in his oversight of the first full year of production of over 800,000 oz AU.  He left in 2000 for the Pascua Lama project in Chile before moving in 2002 to the Veladero mine where he was responsible for leading the team that took the Veladero mine from advanced exploration through feasibility, permitting and into production.  Veladero was the first major mine investment to be made in Argentina’s San Juan province and one of the first investments in Argentina after the financial crisis of 2001-2002.  Mr. Bee is a graduate of the Camborne School of Mines in Cornwall, United Kingdom.

Mr. Beharry is Chairman of Edward B. Beharry & Company Ltd. (the “Beharry Group”), a business conglomerate active in a number of industry sectors throughout Guyana and the Caribbean. The Beharry Group engages in the insurance and finance sectors in Guyana through North American Life and Fire Insurance Co. Ltd., Guyana Bank for Trade and Industry, Beharry Stock Brokers, and Guyana Americas Merchant Bank, which started as a joint venture with the International Finance Corporation, a member of the World Bank Group.  The Beharry Group operates a major food manufacturing and distribution business in Guyana and has a leading role in the automotive sector in Guyana through Beharry

Automotive Ltd., the exclusive distributor of Toyota in Guyana.  Mr. Beharry is a graduate of York University in Toronto, Ontario.

Rich Munson, CEO, comments:

“With the election of Mr. Bee to the Board, Sandspring adds a wealth of experience and expertise that will prove invaluable as Sandspring begins the process of building an in-house project development team.

Mr. Beharry, as Chairman of the Beharry Group, has many years of experience operating successful businesses in Guyana and the Caribbean and brings to Sandspring significant experience in developing large industrial projects in Guyana.

After successfully centralizing its exploration group in February of this year in its Georgetown, Guyana office under the direction of Mr. Werner Claessens, Vice President Exploration, and Mr. Pascal van Osta, Exploration Manager, Sandspring’s Board of Directors and senior management are now focused on securing senior management personnel to lead the development of its Toroparu Project.  We have retained HS International, an Executive search firm headquartered in Denver, Colorado, to assist us in building that team.”

Concurrently with the new appointments to the Board, Mr. Abraham Drost and Mr. Mark Maier have resigned from the Board.  Mr. Drost has also resigned as President of Sandspring.

Mr. Munson thanked both Mr. Maier, the original founder of Sandspring, and Mr. Drost, an initial director and President, for their service and significant contributions to the initial operations of Sandspring:

“Mark was instrumental in completing the Qualifying Transaction in which Sandspring acquired the Toroparu Gold-Copper Prospect.  Subsequent to the closing, his extensive financial background and business expertise provided the Company with a valuable independent and objective perspective.

Abraham joined the Company in mid-2009 and brought the experience and expertise required to complete our move from a private group with a good property to a publicly traded company with a potential world-class asset.  During his term as President, we have established a highly skilled exploration group and carried the planning for development of our Toroparu asset to an advanced stage. We congratulate him on a job well done and wish him all the best while he focuses on new opportunities in this exciting gold and commodities market.

Importantly for Sandspring, both Mr. Maier and Mr. Drost have agreed to continue to serve the Company in a consulting role to support our continuing exploration and development activities.”

Mr. Drost and Mr. Maier congratulate Mr. Bee and Mr. Beharry on their joining the Board and Mr. Drost had the following comments: “George's experience in mine development and the operations arena marks a clear hand-off point so that Sandspring and the Toroparu asset move earnestly toward production. Suresh’s knowledge and his ability to develop and operate large successful businesses is an exciting addition to Sandspring’s team.  These appointments provide a winning combination for Sandspring as it enters its next phase of growth and value generation.”

Additionally, Sandspring announces that the Company has granted to certain directors a total of 500,000 stock options to purchase common shares of the Company.  The stock options are exercisable at $1.53 per share and will expire on September 29, 2016.  This stock option grant is subject to regulatory approval.

For Further Information, Please
Contact:
Sandspring Resources Investor Relations
info@sandspringresources.com
Sandspring Resources Ltd.
4 King West, Suite 1000
Toronto ON Canada M5H-1B6
Tel: (416) 792-7139

Sandspring is a well-funded junior mining company currently exploring and developing the NI 43-101 Toroparu gold-copper project in the Republic of Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful expansion of it mining team and the advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

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